EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For Years Ended December 31

(Dollar Amounts in Thousands)

	Allegheny Generating Company
	2003	2002	2001	2000	1999
Earnings:
Net income	$20,827	$18,599	$20,300	$21,880	$21,215
Fixed charges (see below)	12,447	12,264	12,479	13,493	13,261
Income taxes	11,989	7,525	10,203	7,514	10,212

Total Earnings (as defined)	$45,263	$38,388	$42,982	$42,887	$44,688

Fixed Charges:
Interest expensed	$12,447	$12,264	$12,479	$13,493	$13,261

Total Fixed Charges (as defined)	$12,447	$12,264	$12,479	$13,493	$13,261

Ratio of Earnings to Fixed Charges	3.64	3.13	3.44	3.18	3.37